Exhibit 99.1
For Immediate Release
WNS Announces Fiscal 2008 Earnings;
Fiscal 2009 Guidance Highlights Continued Momentum
Fiscal 2008 Net Income decreases 64.3%;
Net Income (excluding share-based compensation, related fringe benefit taxes, and amortization and impairment of goodwill and intangible assets) increases 15.0%
Revenue Increases 30.5%; Revenue Less Repair Payments Increases 32.3%
Over Prior Fiscal Year
NEW YORK and MUMBAI, May 15, 2008 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of offshore business process outsourcing (BPO) services, today announced results for the fiscal year ended March 31, 2008 and released its guidance for fiscal 2009.
Revenue for fiscal 2008 of $459.9 million increased 30.5% over the prior fiscal year. Revenue less repair payments of $290.7 million increased 32.3% over the prior fiscal year. This growth in revenue less repair payments for the year was achieved despite the loss of First Magnus Financial Corporation as a client following its bankruptcy filing in August 2007. First Magnus Financial Corporation contributed $4.2 million in revenue less repair payments in fiscal 2008, a decline from $15.0 million in fiscal 2007.
“WNS has ended fiscal 2008 on a strong note with our profitability back on track and our sales engine gaining momentum.” said Neeraj Bhargava, Group Chief Executive Officer. “In spite of challenges in the mortgage area, we have accomplished 32% growth in our revenue less repair payments, expanded our global footprint, diversified our client base, delivered significant value to our clients and strengthened our industry-focused BPO businesses. We are excited about our prospects in fiscal 2009 and are well prepared to execute against the tremendous opportunities we see in the global BPO market.”
Net income for fiscal 2008 was $9.5 million, a decrease of 64.3% from the prior fiscal year. This decrease was primarily due to a one-time impairment charge of $15.5 million in respect of goodwill and intangible assets and also costs related to the redeployment of resources associated with the bankruptcy of First Magnus Financial Corporation. Net income (excluding share-based compensation, related fringe benefit taxes, and amortization and impairment of goodwill and intangible assets) was $37.0 million, an increase of 15.0% from the prior year. This increase was achieved despite the loss of First Magnus Financial Corporation as a client and the significant appreciation of the Indian Rupee against the U.S. Dollar since fiscal 2007.
WNS recorded a basic income per ADS of $0.23 for fiscal 2008. Basic income per ADS (excluding share-based compensation, related fringe benefit taxes, and amortization and impairment of goodwill and intangible assets) was $0.88 for the year. The fiscal fourth quarter basic income per ADS of $0.14 was affected by unusually high fringe benefit taxes on share-based compensation of $1.5 million, or $0.03 per ADS. This was essentially cash neutral for WNS as these taxes were recovered from employees exercising stock options and recognized as additional exercise price of options under Additional Paid in Capital on our Balance Sheet.
“Our fourth quarter profitability was higher than expected as we managed our operations tightly while investing in growth opportunities” said Alok Misra, Group Chief Financial Officer. “Our cost structure, expected recurring revenue stream, diverse client base and foreign exchange hedging strategy prepare us well for the coming year.”
Financial Highlights: Fiscal Fourth Quarter Ended March 31, 2008
•	Quarterly revenue of $116.1 million, up 4.9% from the corresponding quarter last year.

•	Quarterly revenue less repair payments of $75.2 million, up 17.4% from the corresponding quarter last year.

•	Quarterly net income of $6.1 million, down 31.7% from the corresponding quarter last year.

•	Quarterly net income (excluding share-based compensation, related fringe benefit taxes and amortization of intangible assets) of $10.1 million, down 4.9% from the corresponding quarter last year.

•	Quarterly basic income per ADS of $0.14, down from basic income per share of $0.22 for the corresponding quarter last year.

•	Quarterly basic income per ADS (excluding share-based compensation, related fringe benefit taxes and amortization of intangible assets) of $0.24, down from $0.26 for the corresponding quarter last year.

•	Cash flows from operating activities of $41.1 million for fiscal 2008, up from $39.3 million for fiscal 2007.
Financial Highlights: Fiscal Year Ended March 31, 2008
•	Revenue of $459.9 million, up 30.5% from fiscal 2007.

•	Revenue less repair payments of $290.7 million, up 32.3% from fiscal 2007.

•	Net income of $9.5 million, down 64.3% from fiscal 2007.

•	Net income (excluding share-based compensation, related fringe benefit taxes, and amortization and impairment of goodwill and intangible assets) of $37.0 million, up 15.0% from fiscal 2007.

•	Basic income per ADS of $0.23, down from $0.69 for fiscal 2007.

•	Basic income per ADS (excluding share-based compensation, related fringe benefit taxes, and amortization and impairment of goodwill and intangible assets) of $0.88, up from $0.83 for fiscal 2007.
Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release.
Key Organizational Developments
In the past quarter, WNS announced key measures to expand its global service delivery capabilities, including:
•	A joint-venture in the Philippines with Advance Contact Solutions Inc., a leader in BPO services and customer care, with an initial capacity of 200 seats.

•	The acquisition of UK auto insurance claims processor Call 24/7, which extends the market leadership position of WNS in this space.
WNS also continued to receive recognition for its excellence in finance and accounting services. Recently, the company was recognized for “Outstanding finance and accounting best practices” by FAO Research Inc. on two client engagements.
Fiscal 2009 Guidance
WNS also provided guidance for the fiscal year ending March 31, 2009:
•	Revenue less repair payments is expected to be between $373 million and $378 million.

•	This guidance factors in no revenue from the Build-Operate-Transfer contract with AVIVA from June 2008, assuming AVIVA exercises its option in May 2008 to require us to transfer to it the Pune facility related to this contract.

•	Net income (excluding share-based compensation and related fringe benefit taxes, amortization and impairment of goodwill and intangible assets) is expected to be between $44.0 million and $ 46.0 million.
Conference Call
WNS will host a conference call on May 16, at 8 a.m. (EDT) to discuss the company’s quarterly results. To participate, callers can dial 1-800-295-3991 from within the U.S. or +1-617-614-3924 from any other country. The participant passcode is 1352836. A replay will be made available online at www.wnsgs.com for a period of three months beginning two hours after the end of the call.

CONTACT:	Investors:
Jay Venkateswaran
Senior VP — Investor Relations
WNS (Holdings) Limited
+1 212 599 6960
ir@wnsgs.com

Media:
Mike Sherrill
Gutenberg Communications
+1 212 239 8741
msherrill@gutenbergpr.com
About WNS
WNS [NYSE: WNS] is a leading global Business Process Outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. With over 18,000 employees, WNS is passionate about building a market leading company valued by our clients, employees, business partners, investors and communities. For more information, please visit our website at www.wnsgs.com.
About Non-GAAP Financial Measures
For financial statement reporting purposes, the company has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with the third-party repair centers and clients.
The amounts invoiced to WNS clients for payments made by WNS to third-party repair centers are reported as revenue. As the company wholly subcontracts the repairs to the repair centers, it evaluates its financial performance based on revenue less repair payments to third party repair centers, which is a non-GAAP measure.
WNS believes revenue less repair payments reflects more accurately the value addition of the business process services it directly provides to its clients. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the company’s financial results prepared in accordance with U.S. GAAP. WNS revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward-looking statements. These risks and uncertainties include but are not limited to technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to attract and retain clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the U.S. or the U.K. to offshore outsourcing; regulatory, legislative and judicial developments; increasing competition in the business process outsourcing industry; political or economic instability in India, Sri Lanka and Jersey; worldwide economic and business conditions, including a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based and a slowdown in the BPO and information technology sectors world-wide; our ability to successfully consummate strategic acquisitions, as well as other risks detailed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the U.S. Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share data)

	Three months ended
	March 31,		Year ended March 31,
	2008	2007	2008	2007

Revenue
Third parties	$115,133	$109,987	$456,401	$345,216
Related parties	988	684	3,466	7,070

	116,121	110,671	459,867	352,286
Cost of revenue	88,786	85,157	363,322	271,174

Gross profit	27,335	25,514	96,545	81,112
Operating expenses
Selling, general and administrative expenses	21,418	16,280	72,699	52,461
Amortization of intangible assets	663	456	2,869	1,896
Impairment of goodwill, intangible and other assets	—	—	15,464	—

Operating income	5,254	8,778	5,513	26,755
Other income (expense), net	2,221	1,251	9,184	2,500
Interest income (expense), net	20	—	(3)	(100)

Income before income taxes	7,495	10,029	14,694	29,155
Provision for income taxes	1,435	1,156	5,194	2,574

Net income	$6,060	$8,873	$9,500	$26,581

Basic income per share	$0.14	$0.22	$0.23	$0.69
Diluted income per share	$0.14	$0.21	$0.22	$0.65
Non-GAAP measure note:
In addition to its reported operating results in accordance with U.S. generally accepted accounting principles (US GAAP). WNS has included in the table below non-GAAP operating measures that the Securities and Exchange Commission defines as “non-GAAP financial measures”. Management believes that such non-GAAP financial measures, when read in conjunction with the company’s reported results, can provide useful supplemental information for investors analyzing period to period comparisons of the company’s results. The non-GAAP financial measures disclosed by the company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

Reconciliation of revenue less repair payments (non-GAAP) to revenue (GAAP)

	Amount in
	thousands
	Three months ended		Year ended
	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007

Revenue less repair payments (Non-GAAP)	75,153	64,034	290,717	219,700
Add: Payments to repair centers	40,968	46,637	169,150	132,586
Revenue (GAAP)	116,121	110,671	459,867	352,286
Reconciliation of cost of revenue (non-GAAP to GAAP)

	Amount in
	thousands
	Three months ended		Year ended
	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007

Cost of revenue (Non-GAAP)	47,818	38,520	194,172	138,588
Add: Payments to repair centers	40,968	46,637	169,150	132,586
Cost of revenue (GAAP)	88,786	85,157	363,322	271,174
Reconciliation of selling, general and administrative expense (non-GAAP to GAAP)

	Amount in
	thousands
	Three months ended		Year ended
	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007

Selling, general and administrative expenses (excluding share-based compensation expense and FBT1) (Non-GAAP)	18,632	15,461	65,997	49,773
Add: Share-based compensation expense	1,323	819	4,380	2,688
Add: FBT[1]	1,463		2,322
Selling, general and administrative expenses (GAAP)	21,418	16,280	72,699	52,461

[1]	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the government of India.

Reconciliation of operating income (non-GAAP to GAAP)

	Amount in
	thousands
	Three months ended		Year ended
	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007

Operating income (excluding share-based compensation, amortization of intangible assets, impairment of goodwill and intangible assets, and FBT1) (Non-GAAP)	9,287	10,518	32,985	32,334
Less: Share-based compensation expense	1,907	1,284	6,816	3,683
Less: Amortization of intangible assets	663	456	2,869	1,896
Less: Impairment of goodwill and other assets			9,106
Less: Impairment of intangible assets			6,359
Less: FBT[1]	1,463		2,322
Operating income (GAAP)	5,254	8,778	5,513	26,755
Reconciliation of net income (non-GAAP to GAAP)

	Amount in
	thousands
	Three months ended		Year ended
	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007

Net income (excluding share-based compensation, amortization of intangible assets, impairment of goodwill and intangible assets, and FBT1) (Non-GAAP)	10,093	10,612	36,972	32,160
Less: Share-based compensation expense	1,907	1,284	6,816	3,683
Less: Amortization of intangible assets	663	456	2,869	1,896
Less: Impairment of goodwill and other assets			9,106
Less: Impairment of intangible assets			6,359
Less: FBT[1]	1,463		2,322
Net income (GAAP)	6,060	8,872	9,500	26,581

[1]	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the government of India.

Reconciliation of basic income per ADS (non-GAAP to GAAP)

	Three months ended		Year ended
	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007

Basic income per ADS (excluding share-based compensation expense, amortization and impairment of goodwill and intangible assets, and FBT1) (Non-GAAP)	$0.24	$0.26	$0.88	$0.83
Less: Adjustments for share-based compensation expense, amortization and impairment of goodwill and intangible assets, and FBT[1]	$0.10	$0.04	$0.65	$0.14
Basic income per ADS (GAAP)	$0.14	$0.22	$0.23	$0.69
Reconciliation of diluted income per ADS (non-GAAP to GAAP)

	Three months ended		Year ended
	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007

Diluted income per ADS (excluding share-based compensation expense, amortization and impairment of goodwill and intangible assets, and FBT1) (Non-GAAP)	$0.24	$0.25	$0.86	$0.78
Less: Adjustments for share-based compensation expense, amortization and impairment of goodwill and intangible assets, and FBT[1]	$0.10	$0.04	$0.64	$0.13
Diluted income/(loss) per ADS (GAAP)	$0.14	$0.21	$0.22	$0.65

[1]	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the government of India.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	As of March 31,	As of March 31,
	2008	2007
ASSETS
Current assets
Cash and cash equivalents	102,698	112,340
Bank deposits and marketable securities	8,074	12,000
Accounts receivable, net of allowance of $1,784 and $364, respectively	47,302	40,340
Accounts receivable — related parties	586	252
Funds held for clients	6,473	6,589
Employee receivables	1,179	1,289
Prepaid expenses	3,776	2,162
Prepaid income taxes	2,776	3,225
Deferred tax assets	618	701
Other current assets	8,596	4,524

Total current assets	182,078	183,422

Goodwill	87,470	37,356
Intangible assets, net	9,393	7,091
Property and equipment, net	50,840	41,830
Deferred contract costs and other advances — non current	1,278	—
Deposits	7,391	3,081
Deferred tax assets	8,055	3,101

TOTAL ASSETS	$346,505	$275,881

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$15,562	$18,505
Accounts payable — related parties	6	246
Accrued employee costs	26,848	18,492
Deferred revenue — current	7,790	9,827
Income taxes payable	1,879	88
Obligation under capital leases — current	—	13
Deferred tax liabilities	211	—
Accrual — earn out payment for acquisition	33,699	—
Other current liabilities	25,806	16,239

Total current liabilities	111,801	63,410

Deferred revenue — non current	1,549	5,051
Deferred rent	2,627	1,098
Accrued pension liability	1,544	771
Deferred tax liabilities — non current	1,834	23
Commitments and contingencies
Total liabilities	119,355	70,353
Shareholders’ equity:
Ordinary shares, $0.16 (10 pence) par value, Authorized: 50,000,000 shares; Issued and outstanding: 42,363,100 and 41,842,879 shares, respectively	6,622	6,519
Additional paid-in-capital	167,459	154,952
Ordinary shares subscribed: 1,666 and 30,022 shares, respectively	10	137
Retained earnings	38,839	30,685
Accumulated other comprehensive income	14,220	13,235

Total shareholders’ equity	227,150	205,528

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$346,505	$275,881